Exhibit 8.1

Subsidiaries of Instinct Bio Technical Company Holdings Inc.

Legal Name	Jurisdiction of Incorporation
Instinct Bio Technical Company Inc.	Cayman Islands
Instinct Brothers Co., Ltd	Japan
Hiroki Global Co., Ltd	Japan
Artisan Production Co., Ltd	Japan
Instinct RAS Co., Ltd	Japan